Exhibit 4.2

THE SECURITY REPRESENTED BY THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

AMENDED AND RESTATED promissory note

Principal Amount: $7,000,000.00	April 23, 2026

FOR VALUE RECEIVED, the undersigned, SunPower Inc., a Delaware corporation (“Parent” or “Borrower”), hereby promises to pay to Chicken Parm Pizza LLC, a Delaware limited liability company (together with its successors and registered assigns, “Member”), the principal amount of Seven Million and 00/100 Dollars ($7,000,000.00) (the “Principal Amount” and the principal amount of this Note, the “Loan”), together with all accrued interest thereon as provided in this Amended and Restated Promissory Note, and all other amounts due and payable under this Amended and Restated Promissory Note in accordance with its terms.

This Amended and Restated Promissory Note amends and restates in its entirety the Promissory Note dated as of September 24, 2025, as amended (the “Original Promissory Note”, as amended and restated by this Amended and Restated Promissory Note, the “Note”), that was issued by Borrower to Member in connection with the transactions under the Membership Interest Purchase Agreement, dated as of September 21, 2025, by and among Parent, Member and the other parties thereto (as amended in accordance with its terms and in effect from time to time, the “Purchase Agreement”).

This Note is being issued by Borrower to Member in connection with the transactions under that certain Note Purchase and Exchange Agreement, dated as of the date hereof, between Borrower and Member (the “Note Purchase Agreement”).

1. Definitions.

(a) Capitalized Terms. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Purchase Agreement. For purposes of this Note, the following capitalized terms shall have the respective meanings assigned to them below:

“Applicable Rate” means 7.0% per annum, compounded at the end of each calendar quarter (i.e., June 30, September 30, December 31 and March 31); provided, however, the Applicable Rate shall increase effective as of May 15, 2026 to 10.0% per annum, until this Note is paid in full.

“Borrower” has the meaning set forth in the introductory paragraph.

“Change of Control” means (a) any Person or group of Persons within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the outstanding equity interests of Parent; or (b) the sale of all or substantially all of the consolidated assets of Parent and its subsidiaries, on a consolidated basis.

“Default” means any of the events specified in Section 6 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 6 would, unless cured or waived, become an Event of Default.

“Default Rate” means 10.0% per annum, compounded daily.

“Event of Default” has the meaning set forth in Section 6.

“Installment Amount” has the meaning set forth in Section 3.

“Installment Date” has the meaning set forth in Section 3.

“Loan” has the meaning set forth in the introductory paragraph.

“Maturity Date” means the earlier of (a) January 31, 2027 (the “Outside Maturity Date”) and (b) the date on which all amounts under this Note shall become due and payable pursuant to Section 6; provided, however, if, as of the applicable Maturity Date, the Restrictive Provisions then prohibit the making of any payments by Borrower under this Note, then the Maturity Date shall be the earlier of (x) the date that is two (2) Business Days following the date on which the Restrictive Provisions no longer apply in accordance with the express terms of the YA Purchase Agreements (including as a result of section (i)(Y) and section (ii)(Y), as applicable, of the definitions of “Permitted Indebtedness” set forth in the YA Purchase Agreements) and (y) the Outside Maturity Date.

“Member” has the meaning set forth in the introductory paragraph.

“Note” has the meaning set forth in the introductory paragraph.

“Note Purchase Agreement” has the meaning set forth in the third introductory paragraph.

“Organizational Documents” means, for any Person, (a) the certificate or articles of incorporation or certificate of formation and bylaws of such Person if such Person is a corporation, (b) the certificate or articles of organization or formation and regulations, operating agreement or limited liability company agreement (or other similar governing document) of such Person if such Person is a limited liability company, (c) the certificate of limited partnership or certificate of formation and the limited partnership agreement of such Person if such Person is a limited partnership, or (d) the documents under which such Person was created and is governed if such person is not a corporation, limited liability company or limited partnership.

“Original Promissory Note” has the meaning set forth in the second introductory paragraph.

“Parent” has the meaning set forth in the introductory paragraph.

“Purchase Agreement” has the meaning set forth in the second introductory paragraph.

“Repayment Schedule” has the meaning set forth in Section 3.

“Restrictive Provisions” means Section 7.18(a) of each of (i) the Standby Equity Purchase Agreement executed and delivered among Borrower and YA II PN, LTD (“YA”) on January 26, 2026 and (ii) the Purchase Agreement executed and delivered among Borrower and YA on March 5, 2026 (as amended from time to time, the “March 2026 Purchase Agreement” and, collectively, the “YA Purchase Agreements”).

2. Interest and Fees.

(a) Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan shall bear interest at the Applicable Rate from the date the Loan was made under the Original Promissory Note until the Loan is paid in full, whether at maturity, upon acceleration, by prepayment or otherwise.

(b) Interest Payment. In addition, Parent shall pay accrued but unpaid interest in cash on the Loan on each Installment Date and on the Maturity Date.

(c) Default Interest. Upon the occurrence and during the continuance of an Event of Default, the outstanding principal amount of the Loan and all other obligations hereunder shall bear interest at the Default Rate (without duplication, however, of interest that may accrue pursuant to Section 2(a) above) until such Event of Default is cured by Parent or is waived in writing by Member.

(d) Computation. All computations of interest hereunder shall be made on the basis of a year of 365-day year and the actual number of days elapsed. Interest shall begin to accrue on the Loan on the day on the date the Loan is made, and shall not accrue on any principal that is repaid for the day on which it is repaid.

(e) Interest Rate Limitation. If at any time the interest rate payable on the Loan shall exceed the maximum rate of interest permitted under applicable Law, such interest rate shall be reduced automatically to the maximum rate permitted.

3. Payment.

(a) Installment Amounts. On or before each date (each, an “Installment Date” set forth on the repayment scheduled attached hereto as Exhibit A (the “Repayment Schedule”), the Company shall repay a portion of the outstanding balance of this Note in an amount equal to the installment amount set forth on the Repayment Schedule as of such Installment Date (the “Installment Amount”). The Company shall pay such applicable Installment Amount to the Holder by wire transfer of immediately available funds in cash on or before such Installment Date.

(b) Maturity Date Payment. The entire unpaid principal amount, all unpaid accrued interest and all other amounts payable under this Note shall be fully due and payable in cash on the Maturity Date.

(c) Optional Prepayments. Parent may prepay the outstanding amount of this Note in whole or in part, without premium or penalty, at any time.

(d) Mandatory Prepayment. In the event of a Change of Control, Parent shall, simultaneous with such Change of Control, make a cash payment to Member of the entire unpaid principal amount, all unpaid accrued interest and all other amounts payable under this Note.

(e) Extension. Whenever any cash payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur, on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder.

(f) Application of Payment. All payments under this Note shall be applied (i) first, to any fees, costs, expenses and other amounts (other than principal and interest) due Member; (ii) second, to accrued but unpaid interest; and (iii) third, to the payment of the principal amount outstanding under this Note.

(g) Rescission of Payments. If at any time any payment made by Parent under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of Parent or otherwise, Parent’s obligation to make such payment shall be reinstated as though such payment had not been made.

4. Adjustment. The principal amount of this Note shall be adjusted with retroactive effect to the date hereof in accordance with Section 9.5(a) of the Purchase Agreement (and subject to the terms and limitations set forth in Article IX of the Purchase Agreement (as amended by the Note Purchase Agreement)). Any such adjustment shall be effective for all purposes of this Note including the calculation of interest accrued hereunder. Parent shall provide written notice of any adjustment of the principal amount of this Note pursuant to this Section 4, and such adjustment shall be binding on Member for all purposes of this Note and the Purchase Agreement.

5. Representations and Warranties. Parent hereby represents and warrants to Member on the date hereof as follows:

(a) Power and Authority. Parent has the power and authority, and the legal right, to execute and deliver this Note and to perform its obligations hereunder.

(b) Authorization; Execution and Delivery. The execution and delivery of this Note by Parent and the performance of its obligations hereunder have been duly authorized by all necessary company action in accordance with all applicable Laws. Parent has duly executed and delivered this Note.

(c) No Approvals. Except for such consents obtained by Parent on or before the date hereof, no consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in order for Parent to execute, deliver or perform any of its obligations under this Note.

(d) No Violations. The execution and delivery of this Note and the consummation by Parent of the transactions contemplated hereby do not and will not (i) violate any provision of Parent’s Organizational Documents; (ii) violate any Law applicable to Parent or by which any of its properties or assets may be bound; or (iii) constitute a default under any material agreement or contract by which Parent or its properties may be bound.

(e) Enforceability. This Note is a valid, legal and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

6. Events of Default. The occurrence of any one or more of the following events or conditions shall constitute an event of default (each, an “Event of Default”):

(a) Failure to Pay. Borrower shall fail to pay when due any amount of principal, interest or other amounts payable under this Note, and such failure continues for a period of two (2) Business Days after the applicable due date; provided, that no notice or demand shall be required to trigger such Event of Default.

(b) Repeated Payment Failure. Borrower fails to make two (2) or more payments of the Installment Amounts when due under this Note within any rolling ninety (90) day period, regardless of whether any such failure is subsequently cured.

(c) Bankruptcy.

(i) Parent commences any case, proceeding or other action (A) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or Parent makes a general assignment for the benefit of its creditors;

(ii) There is commenced against Parent any case, proceeding or other action of a nature referred to in Section 6(c)(i) which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days;

(iii) There is commenced against Parent any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof;

(iv) Parent takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 6(c)(i), Section 6(c)(ii) or Section 6(c)(iii); or

(v) Parent is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

(d) Dissolution. Parent shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any company action to authorize any of the actions or events set forth above in this Section 6(d).

(e) Change of Control. There occurs any Change of Control.

(f) Covenants. Parent breaches in any material respect any covenant set forth in this Note and such breach is not cured within a period of fifteen (15) days following receipt of written notice of such breach from Member.

(g) Representations. Any representation or warranty made by Parent in this Note shall be untrue in any material respect when made.

7. Remedies.

(a) If any Event of Default occurs and is continuing, then:

(i) the entire unpaid principal amount of this Note, together with all accrued and unpaid interest and all other amounts owing hereunder, shall automatically become immediately due and payable without any further action, notice or demand; and

(ii) Member may exercise any and all rights and remedies available under this Note, the Purchase Agreement or applicable law.

(b) If an Event of Default under Section 6(a) or Section 6(c) occurs and is continuing and is not cured by Parent on or before the date that is forty-five (45) days following the date of the payment default (the “Cure Deadline”), in addition to any other remedies available to Member and its affiliates under this Note, the non-competition and non-solicitation covenants set forth in Section 1.02 of the Non-Competition Agreements (as defined in the Purchase Agreement) shall automatically terminate in all respects, without any further action by any party, as of the Cure Deadline; provided, however, for the avoidance of doubt, the foregoing termination rights shall not apply to the confidentiality covenants under Section 1.01 of the Non-Competition Agreements or any other confidentiality covenants, obligations or undertakings otherwise applicable to Member or any of its affiliates. For the avoidance of doubt, a cure of a payment default shall require payment in full of all amounts then due and payable under this Note, and partial payments shall not constitute a cure.

Any provision of this Section 7 or this Note notwithstanding, Borrower shall not be required to make any payments with respect to any obligations under this Note at such time as the Restrictive Provisions prohibit any such payments by Borrower, and Borrower’s obligations to make any such payments shall be deferred until two (2) Business Days following the date on which the Restrictive Provisions no longer apply to such payments otherwise to be made by Borrower; provided, however, the provisions of the foregoing sentence shall not apply from and after the Outside Maturity Date. For the avoidance of doubt, all amounts outstanding under this Note shall become immediately due and payable on the Outside Maturity Date, notwithstanding the continued effectiveness of the Purchase Agreements, any Restrictive Provisions or any other financing arrangement or agreement to which Borrower is a party.

8. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Member, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.

9. Unconditional Obligation. The obligations of Parent under this Note are unconditional and irrevocable and shall not be subject to any right of setoff, counterclaim, recoupment, defense or other reduction of any kind.

10. Miscellaneous.

(a) Timing. All dates and times specified in this Note are of the essence and shall be strictly enforced.

(b) Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given (i) when delivered personally to the recipient or by email (with acknowledgement of a complete transmission), on the day of delivery, (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iii) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

if to Parent or Borrower at:

SunPower Inc.

1403 North 630 East

Orem, UT 84097

Attn: Chief Legal Officer

Email: [***]

with a copy to (which shall not constitute notice):

Arnold & Porter Kaye Scholer LLP
250 W 55th Street
New York, NY 10019

Attn: Michael Penney

Email: [***]

if to Member, at:

Eric Nielsen

[***]

Attn: Eric Nielsen

Email: [***]

(c) Amendment. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Parent and Member.

(d) Governing Law; Venue.

(i) This Note shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

(ii) Each party to this Note (i) hereby agrees that any litigation, Proceeding or other legal action brought in connection with or relating to this Note or any matters contemplated hereby or thereby shall be brought exclusively in the state court of Salt Lake County, Utah, or, if that court does not have jurisdiction, the United States District Court for the District of Utah; (ii) irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or Proceeding; (iii) hereby agrees that service of process, summons, notice or other document by mail to such party’s address set forth in Section 10(b) shall be effective service of process for any suit, action or other Proceeding brought in any such court; and (iv) hereby waives to the fullest extent permitted by Law any objection that it may now or hereafter have to the venue of any such litigation, Proceeding or action in any such court or that any such litigation, Proceeding or action was brought in an inconvenient forum.

(e) Waiver of Jury Trial. Each party to this Note acknowledges and agrees that any controversy which may arise under this Note is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any and all rights such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or related to this Note. Each party certifies and acknowledges that it: (a) understands and has considered the implications of this waiver; (b) makes this waiver voluntarily; (c) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; and (d) has been induced to enter into this Note by, among other things, the mutual waiver in this Section 10(d).

(f) Certain Damages. Notwithstanding anything to the contrary contained in this Note, no party shall be liable under this Note for any punitive, special, incidental or indirect Damages (including loss of revenue, diminution in value, and any damages based on any type of multiple).

(g) Amendment and Restatement an Entire Agreement. This Note amends and restates in its entirety the Original Promissory Note, and the terms and provisions of the Original Promissory Note are superseded in their entirety by the terms of this Note. This Note, the Purchase Agreement and the Note Purchase Agreement set forth the entire agreement with respect to the matters set forth herein and supersede all prior discussions and documents relating to the matters set forth in this Note.

(h) Headings. The section headings contained in this Note are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Note.

[signatures to follow]

IN WITNESS WHEREOF, Parent has executed this Amended and Restated Promissory Note as of the date first written above.

SUNPOWER INC.,
a Delaware corporation

By:	/s/ Thurman J. Rodgers
	Name:	Thurman J. Rodgers
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AMENDED AND RESTATED PROMISSORY NOTE]

Exhibit A

Repayment Schedule

Installment Date	Installment AmountS
October 15, 2026	$1,831,511.72
November 15, 2026	$1,846,774.32
December 15, 2026	$1,862,164.10
January 15, 2027	$1,877,682.14
TOTALS	$7,418,132.28